LAKE AREA CORN PROCESSORS, LLC
46269 SD Hwy. 34
P.O. Box 100
Wentworth, South Dakota 57075

May 6, 2005

Rufus Decker, Branch Chief

Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

RE:                  Lake Area Corn Processors, LLC.
Form 10-K for the fiscal year ended December 31, 2004 (File No. 0-50254)

Dear Mr. Decker and Ms. Salik:

This letter responds to your review letter dated April 14, 2005. Thank you for allowing us an extra five business day to respond to your letter. We do appreciate it. Please find enclosed your review comments, which we have outlined as A-D, and our comments and/or revised disclosure.

A.   Cover Page

2.   On April 30, 2003, you filed a Form 8-A and were assigned a 1934 Act file number of 0-50254. Please use this file number for your 1934 Act filings, rather than the 1933 Act file number of 333-66552 that relates to your original
S-4.

Our Comment: We have revised our 1934 Act file number to 0-50254. We apologize for this error.

B.    Management’s Discussion and Analysis.

Indebtedness, page 23

3.   Please revise your table of contractual cash obligations to include estimated interest  payments on your debt and to clarify whether purchase obligations include estimated  payments for derivative contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Our Revised Disclosure:

	Payment due by period
Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years

Long-Term Debt Obligations (1)	$15,515,454	$3,645,868	$4,731,755	$4,653,519	$2,484,312
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations (2)	7,549,028	5,598,140	820,088	616,800	514,000
Other Long-Term Obligations	511,121	62,692	125,153	122,998	200,278
Total Contractual Cash Obligations	$23,575,603	$9,306,700	$5,676,996	$5,393,317	$3,198,590

(1) Estimated long-term debt obligations are based on the current interest rates on the notes.  The interest rate on the fixed rate note is 9.0% and the rate on the variable rate notes is 5.5%.

(2) Purchase obligations include estimated payments for electricity supply agreements, management and marketing services agreements, and corn and natural gas purchase contracts for which the Company expects to take delivery.

C.                    Item 9A.  Controls and Procedures, page 30

4.   Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions.  Please also disclose any changes in your internal controls over financial reporting which have occurred during the last fiscal quarter and materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Our Revised Disclosure (changes are underlined):

Evaluation Of Disclosure Controls And Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission.

Changes In Internal Controls

There were no significant changes in our or Dakota Ethanol’s internal controls or, to the knowledge of our management, in other factors that could significantly affect these controls during the fourth quarter ended December 31, 2004.

D.                    Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

5.   Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•              in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•              in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Our Revised Disclosure:

Cost of Revenues – The primary components of cost of revenues from the production of ethanol and related co-product are corn expense, energy expense (natural gas and electricity), raw materials expense (chemicals and denaturant), shipping costs on sales, and direct labor costs.

Shipping costs incurred by Dakota Ethanol in the sale of ethanol are recorded as a component of revenues and cost of revenues. Shipping costs incurred in the sale of distiller’s grains, however, are deducted from the gross sales price and are not included in the cost of revenues. Accordingly, revenue is recorded for the sale of distiller’s grains based on the net selling price reported to Dakota Ethanol by the marketer. The amount of shipping costs for the sale of distiller’s grains, which is recorded as a reduction from the gross sales prices and revenues, was $3,017,827, $2,887,124, and $2,998,730 for the years ended December 31, 2004, 2003, and 2002, respectively.

General and Administrative Expenses – The primary components of general and administrative expenses are management fee expenses, professional fee expenses (legal and audit), and insurance expenses.

Our Comment:

Since shipping costs from the sale of distiller’s grains have already been deducted from the gross sales price upon the recording of revenue and are not deducted from the cost of revenues, we believe our gross margins would still be comparable with other ethanol entities that include shipping costs as revenues and cost of revenues. Thus, we do not believe a comment in the MD&A is necessary.

Revenue Recognition, page F-8

6.   Pursuant to the Ethanol Marketing Contract with Ethanol Products, LLC described on page 2 and in Note 9, Ethanol Products, LLC purchases all of the ethanol produced and charges you for the applicable bad debt in the event that they are unable to collect from their customer. Please disclose how you record revenue related to this contract as well as how this revenue recognition policy complies with SAB Topic 13:A.

Our Revised Disclosure (changes are underlined):

Revenue from the production of ethanol and related products is recorded when title transfers to customers, net of allowances for estimated returns. Generally, ethanol and related products are shipped FOB shipping point, based on written contract terms between Dakota Ethanol and its customers. Collectibility of revenue is reasonably assured based on historical evidence of collectibility between Dakota Ethanol and its customers. Interest income is recognized as earned.

Our Comment:

Revenue from the sale of ethanol to its marketer, Ethanol Products, LLC, is recorded as revenue for the following reasons: First, persuasive evidence of an arrangement between Dakota Ethanol and Ethanol Products exists. Ethanol Products and Dakota Ethanol first entered into an ethanol marketing service agreement in 1999, as amended, with Ethanol Products agreeing to purchase and market the ethanol produced at the plant through 2006. Moreover, each shipment of ethanol is made pursuant to a shipping order with Ethanol Products. Second, delivery occurs when Dakota Ethanol transfers title and risk of loss to Ethanol Products, namely by loading the ethanol onto the railcars or trucks provided by Ethanol Products.  After delivery, revenue is recorded based on a fixed or determinable price, the price based on a contract between Dakota Ethanol and Ethanol Products.  Finally, collectibility of the revenue from Ethanol Products is reasonably assured. Historically, Dakota Ethanol collects payment from Ethanol Products within 14-25 days of the date of transfer of title; plus, Dakota Ethanol has never had a collectibility problem with Ethanol Products since the plant commenced operations in September, 2001.

Shipping Costs. Page F-8

7.   Please tell us how you concluded that shipping costs arranged by the marketer should be treated as a reduction of the gross sale price.  Please also tell us whether you pay these shipping costs and are later reimbursed by the marketer.  Alternatively, does the marketer directly pay these shipping costs without involving you?

Our Comment:

All of the shipping of distiller’s grains is arranged and controlled by our marketer, Dakota Gold Marketing. As a result of this arrangement, Dakota Gold Marketing is responsible for paying the shipping costs related to the sale of distiller’s grains, without any involvement of or direct payment from Dakota Ethanol. After a sale of distiller’s grains is made to a customer, the customer pays Dakota Gold Marketing in full. Dakota Gold Marketing, in turn, remits payment to Dakota Ethanol minus the shipping costs. Thus, the payment made by Dakota Gold Marketing to Dakota Ethanol represents a net sales price, upon which revenue is recorded. In short, the arrangement between Dakota Ethanol and Dakota Gold Marketing controls why shipping costs are deducted from cost of revenues. See also the accounting policy as discussed above in Comment 5 for further information.

Inventory Valuation, page F-8

8.  You state that ethanol and related products are stated at net realizable value.  Please clarify how your accounting policy related to these inventories complies with ARB No. 43, which indicates that inventories should be recorded at the lower of cost or market.

Our Comment:

We believe that the policy for valuing the inventories of ethanol and its related products based on a net realizable value, complies with ARB No. 43. ARB No. 43, Chapter 4, Statement No. 9, Paragraph 16 states an exception to the general rule of inventories being stated at cost. An exception is allowable “for inventories representing agricultural, mineral, and other products, units of which are interchangeable and have an immediate marketability at quoted prices and for which appropriate costs may be difficult to obtain.”

First, ethanol and distiller’s grains are interchangeable. Each gallon of ethanol produced by one company is virtually indistinguishable in form and substance from a gallon produced by another company. Similarly, each ton of distiller’s grains produced by one company is virtually identical in form and substance to a ton of distiller’s grains produced by another company. Second, ethanol and distiller’s grains have an immediate marketability at quoted prices. Both ethanol and distiller’s grains are readily saleable as a finished product, the price of which can be immediately quoted from the applicable spot market.  Finally, appropriate costs of the products are difficult to obtain primarily due to the nature of the manufacturing process, which makes it difficult and impractical to assign separate costs to the products as they are intermingled through the process stream. In addition, the monetary costs in attempting to assign costs to the separate but inter-related products, outweigh any benefits received by Dakota Ethanol.

Property and Equipment, page F-10

9.   Please separately discus the types of assets under the Equipment category that fall in each part of the range disclosed.

Our Revised Disclosure (Changes are underlined):

Property and equipment is stated at cost. Significant additions and betterments are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Construction in progress includes the cost of assets under construction, including capitalized interest and related costs, which have not been placed in service as of the balance sheet date. Depreciation on assets placed in service is computed using the straight-line method over estimated useful lives as follows:

Site improvements	40 years
Equipment	5-20 years
Buildings	40 years

Equipment relates to two general categories: mechanical equipment and administrative and maintenance equipment. Mechanical equipment generally relates to equipment for handling inventories and the production of ethanol and related products, with useful lives of 15 to 20 years, including boilers, cooling towers, grain bins, centrifuges, conveyors, fermentation tanks, pumps and drying equipment. Administrative and maintenance equipment is equipment with useful lives of 5 to 15 years, including vehicles, computer systems, security equipment, testing devices and shop equipment.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Note 9.  Commitments, Contingencies and Agreements, page F-15

10.  Given the disclosures provided in Item 7A (Market Risk), please describe the terms of derivative financial instruments that are outstanding related to the purchase of corn and natural gas.  For example, for forward contracts to purchase corn and natural gas, please disclose the amounts you are committed to purchasing and the corresponding prices.  Please also disclose when you are committed to making these purchases.  Please provide an estimate of your expected annual corn and natural gas usage to help readers understand the portion of usage for which you have  attempted to reduce market risk.

Our Revised Disclosure:

As of December 31, 2004, Dakota Ethanol is committed to purchasing 1.6 million bushels of corn on a forward contract basis through December 31, 2005, valued at approximately $3.8 million. The corn purchase contracts represent 9% of the annual plant corn usage.  Further, Dakota Ethanol is committed to purchasing 136,000 mmBtu’s of natural gas for 2005, valued at approximately $1.0 million.  The natural gas purchases represent approximately 8% of the annual plant requirements.

Note 12.  Subsequent Events, page F-19

11.  Please disclose what specific changes were made to the historical December 31, 2004 financial statements due to the waiver received by First National Bank in March 2005.  Also, tell us how you determined it was appropriate to reflect the effects of the of the waiver to the historical December 31, 2004 financial statements. Your explanation should refer to the accounting guidance used to determine this treatment was appropriate.

Our Revised Disclosure (Changes are underlined):

During March 2005, First National Bank granted Dakota Ethanol a waiver of the excess cash flow recapture covenant effective for fiscal year 2004 and thereafter. The effects of the waiver have been applied to the historical December 31, 2004 financial statements. Specifically, $860,000 was excluded from the current portion of long-term notes payable and included in the long-term notes payable.

Our Comment:

Under the terms of the loan with First National Bank and prior to the waiver, Dakota Ethanol was required to remit to First National Bank 10% of the excess cash flow for the year within 120 days of the fiscal year end. Excess cash flow under the loan agreement was defined as net income plus interest expense, depreciation, amortization, less annual debt service. This amount was applied to the outstanding principal of the loan.  For the year ended December 31, 2004, the excess cash flow payment was approximately $860,000.  Historically, the recapture payment was classified as a portion of the current maturities of long-term notes payable (See e.g., December 31, 2003 balance sheet).

We relied on FASB Statement No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced” in determining the treatment of this waiver.  Paragraph 9 states that a “short-term obligation other than one classified as a current liability in accordance with paragraph 8 shall be excluded from current liabilities only if paragraphs 10 and 11 are met. Paragraph 10 states that the entity “intends to refinance the obligation on a long-term basis, meaning that, as paragraph 2 indicates, either intending to replace it with a long-term obligation ….or replace it with short-term obligations for an unrestricted period of time.  Paragraph 11 states that the entity’s intent to refinance the short-term obligation on a long-term basis be supported by an ability consummate the refinancing in one of two ways: a) Post-balance-sheet date issuance of a long-term obligation or equity securities. After the date of an enterprise’s balance sheet but before that balance sheet is issued, a long-term obligation …. have been issued for the purposes of refinancing the short-term obligation on a long-term basis; or b) Financing agreement. Before the balance sheet is issued, the enterprise has entered into a financing agreement that clearly  permits the enterprise to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:

i)              The agreement does not expire within one year [remainder intentionally omitted].

ii)             No violation of any provision of the financing agreement exists at the balance date and [remainder intentionally omitted].

iii)            The lender or the prospective lender or investor with which the enterprise has entered into the financing agreement is expected to be financially capable of honoring the agreement.

On or around the end of the 2004 year, and prior to balance sheet being issued, Dakota Ethanol’s management sought from First National Bank a waiver of the excess cash flow payment. Management intended, at the time, to convert the current portion of the long-term note payable (i.e. short-term obligation) to long-term notes payable, in order to free up additional cash for operating capital.  For purposes of FASB Statement No. 6, paragraph 11, we viewed the waiver as refinancing the short-term obligation on a long-term basis, as the short-term payment obligation would no longer take current assets to satisfy it.  In addition, we viewed the waiver as a constructive refinancing agreement. That is, an agreement was reached with First National to waive the short-term payment obligation, resulting in the payment being included in the long-term notes payable on permanent basis.

*   *   *

In connection with our response to the Commission’s review letter, we acknowledge and understand all of the following:

1.    That we are responsible for the adequacy and accuracy of the disclosure in our filings;

2.    That the Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.    That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our response to your review letter. We hope that our revisions and comments have satisfied your concerns and questions. We look forward to working with you in resolving these issues. If you have any further questions or comments, please contact me at (605) 483-2676 or our attorney, Christopher Lent, at (605) 336-3890. Thank you for your patience and courtesies.

Sincerely,

LAKE AREA CORN PROCESSORS, LLC

/s/ Brian Woldt
Brian Woldt, CFO

cc:	Dean Frederickson, General Manager
Rob Buchholz, Controller
Larry Ward, Broin Companies
Dan Loveland, Broin Companies
Christopher Lent, Woods, Fuller, Shultz & Smith